July 16, 2019

Michael McCabe
Chief Executive Officer
Lucent, Inc.
622 Pine Avenue
Whitefish, Montana 59937

       Re: Lucent, Inc.
           Registration Statement on Form S-1
           Filed June 20, 2019
           File No. 333-232218

Dear Mr. McCabe:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Registration Statement filed June 20, 2019

Summary Information and Risk Factors
Rights and Protections Under Rule 419, page 1

1. Please clarify, here and elsewhere in your prospectus, that pursuant to Rule 419(e) you will exclude amounts payable to non-affiliates for underwriting commissions, underwriting expenses, and dealer allowances when calculating whether the fair value of the business(es) or net assets to be acquired represents at least 80 percent of the maximum offering proceeds.
Capitalization, page 3

2. Please revise to include pro forma capitalization assuming the minimum and maximum number of shares offered are sold.
 Michael McCabe
Lucent, Inc.
July 16, 2019
Page 2
The Offering, page 3

3. We note your statement that all subscription agreements and checks are irrevocable.
         Please clarify that any such irrevocability is subject to an investor's right of reconfirmation and, in the event applicable conditions are satisfied, the return of proceeds.
4. We note that your Board of Directors may terminate the offering, if in their opinion, "it was unlikely to complete the full offering and that allowing the offering to run the full 180 days would endanger the likelihood of completion of an acquisition/merger and POS AM within the 18 months allowed under Rule 419, or (ii) 180 days from the effective date of this post-effective amendment." Please provide further details regarding the circumstances in which the board may terminate the offering, including whether the offering will be considered to be "completed" for purposes of Rule 419(b)(2)(vi) upon such termination.
5. Please state that if funds and securities are released to you from the escrow account pursuant to Rule 419(e), the prospectus shall be supplemented to indicate the amount of funds and securities released and the date of release. Please refer Rule 419(e)(1)(ii)(A).
Dilution, page 15

6. Please included a comparison of the public contribution under the proposed public offering and the effective cash contribution of officers, directors, promoters and affiliated persons of common equity acquired by them in transactions during the past five years.
         Please refer to item 506 of Regulation S-K.
Market Price of and Dividends on the Issuer's Common Stock, page 21

7. We note your disclosure regarding your status as a shell company as defined by Rule 405 of the Securities Act. Please revise your prospectus cover page and summary to disclose that you are a shell company. Moreover, please include a new risk factor discussing the material risks associated with your shell company status, including your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.
Acquisition of Opportunities, page 25

8. We note your disclosure that it is anticipated that the Company's principal shareholders may actively negotiate or otherwise consent to the purchase of a portion of their common
FirstName LastNameMichael McCabe
       stock as a condition to, or in connection with, a proposed merger or acquisition transaction
Comapany price not to exceed $0.04 per share. Please tell us how you determined the $0.04 per at a NameLucent, Inc.
       share limit.
July 16, 2019 Page 2
FirstName LastName
 Michael McCabe
FirstName LastNameMichael McCabe
Lucent, Inc.
Comapany NameLucent, Inc.
July 16, 2019
July 16, 2019 Page 3
Page 3
FirstName LastName

Directors, Executive Officers, Promoters and Control Persons
Backgrounds of Directors, Executive Officers, Promoters and Control Persons, page 27

9. Please ensure that you disclose all business experience of your directors and executive officers during the past five years. In this regard, we note that Messrs. McCabe and
         McCrimmon served as directors and officers of Aqua Holdings, Inc., as indicated in a registration statement on Form S-1 filed on September 21, 2018. Please update your disclosure. Refer to Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 28

10. We note that your directors and officers will own a majority of the outstanding common shares of the Company after this offering is complete. Please revise to include a risk factor that discusses the material risks associated with this fact, including their ability control the outcome of a shareholder vote to merge or acquire a target company.

Financial Statements and Exhibits
Report of Independent Registered Public Accounting Firm, page F-2

11. Please revise to address the report to the shareholders and the board of directors. Please refer to AS 3101 of the PCAOB Auditing Standards. Please note that this comment also applies to the consent filed as Exhibit 23.1.
Notes to the Audited Financial Statements
Note 2 - Going Concern, page F-7

12. Please disclose whether there are any written agreements with your officers to advance funds to meet your obligations.
Exhibits and Financial Statement Schedules, page II-2

13. Please file the escrow agreement as an exhibit to your registration statement. Please refer to Item 601(b)(10) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Michael McCabe
Lucent, Inc.
July 16, 2019
Page 4

        You may contact Bill Thompson, Accounting Branch Chief, at
(202)551-3344 if you
have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Staff Attorney, at (202)551-6521 or Jennifer Lopez, Staff Attorney, at (202)551-3792 with any other questions.



                                                            Sincerely,
FirstName LastNameMichael McCabe
                                                            Division of
Corporation Finance
Comapany NameLucent, Inc.
                                                            Office of Consumer
Products
July 16, 2019 Page 4
cc:       Elaine Dowling, Esq.
FirstName LastName